

Boxxwave, LLC

September 15, 2021

Subject: Certification of Financial Statements by Principal Executive Officer

I, Othello Byndon, certify that:

(1) the financial statements of the Boxx Wave, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of the Boxx Wave, LLC included in this Form reflects accurately the information reported on the tax return for Boxx Wave, LLC filed for the fiscal year ended 12-31-2019 and 12-31-2020.

Sincerely,

Othello Byndon, CEO
Boxx Wave, LLC

10135 Spirit Knoll Lane
Cincinnati, OH 45252

Profit and Loss

Boxx Wave, LLC

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$26.75
Bank Service Charges	$30.00
Computer – Internet	$441.00
Office Supplies	$29.00
Telephone – Wireless	$450.00
Utilities	$30.00
Vehicle – Repairs & Maintenance	$995.00
Total Operating Expenses	**$2,001.75**
Net Profit	**-$2,001.75**
As a percentage of Total Income	0.00%

Cash Flow

Boxx Wave, LLC

Date Range: Jan 01, 2021 to Sep 14, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Sep 14, 2021
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$26.75
Bank Service Charges	-$30.00
Computer – Internet	-$441.00
Office Supplies	-$29.00
Telephone – Wireless	-$450.00
Utilities	-$30.00
Vehicle – Repairs & Maintenance	-$995.00
Total Purchases	**-$2,001.75**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$2,001.75**

Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Received from Othello Byndon Investment	$45.00
Received from Owner Investment / Drawings	$2,190.54
Paid to Owner Investment / Drawings	-$46.41
Paid to Shipping	-$41.04
Total Owners and Shareholders	**$2,148.09**
Other	
Net Cash from Financing Activities	**$2,148.09**

OVERVIEW

Starting Balance	
BUS COMPLETE CHK (192)	$0.00
Cash on Hand	-$146.34
Total Starting Balance	**-$146.34** As of 2021-01-01
Gross Cash Inflow	$2,235.54
Gross Cash Outflow	$2,089.20
Net Cash Change	**$146.34**
Ending Balance	
BUS COMPLETE CHK (192)	$0.00

OVERVIEW

Cash on Hand	$0.00
Total Ending Balance	**$0.00** As of 2021-09-14

Balance Sheet

Boxx Wave, LLC

As of Sep 14, 2021

ACCOUNTS	Sep 14, 2021
Assets	
Cash and Bank	
Total Cash and Bank	**$0.00**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$0.00**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Othello Byndon Investment	$45.00
Owner Investment / Drawings	$3,833.18
Shipping	-$41.04
Retained Earnings	
Profit for all prior years	-$1,835.39

Equity

Profit between Jan 1, 2021 and Sep 14, 2021	-$2,001.75
Total Retained Earnings	**-$3,837.14**
Total Equity	**$0.00**

Profit and Loss

Boxx Wave, LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit As a percentage of Total Income	**$0.00** 0.00%
Operating Expenses	
Advertising & Promotion	$26.75
Computer – Internet	$539.00
Repairs & Maintenance	$25.00
Telephone – Wireless	$550.00
Travel Expense	$172.89
Total Operating Expenses	**$1,313.64**
Net Profit As a percentage of Total Income	**-$1,313.64** 0.00%

Cash Flow

Boxx Wave, LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$26.75
Computer – Internet	-$539.00
Repairs & Maintenance	-$25.00
Telephone – Wireless	-$550.00
Travel Expense	-$172.89
Total Purchases	**-$1,313.64**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$1,313.64**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$2,000.00
Paid to Owner Investment / Drawings	-$47.46
Total Owners and Shareholders	**$1,952.54**
Other	
Net Cash from Financing Activities	**$1,952.54**

OVERVIEW

Starting Balance	
Cash on Hand	-$785.24
Total Starting Balance	**-$785.24** **As of 2020-01-01**
Gross Cash Inflow	$2,000.00
Gross Cash Outflow	$1,361.10
Net Cash Change	**$638.90**
Ending Balance	
Cash on Hand	-$146.34
Total Ending Balance	**-$146.34** **As of 2020-12-31**

Equity

Total Retained Earnings	**-$1,835.39**
Total Equity	**-$146.34**

Balance Sheet

Boxx Wave, LLC

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Cash on Hand	-$146.34
Total Cash and Bank	**-$146.34**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**-$146.34**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$1,689.05
Retained Earnings	
Profit for all prior years	-$521.75
Profit between Jan 1, 2020 and Dec 31, 2020	-$1,313.64

Profit and Loss

Boxx Wave, LLC

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$26.75
Computer – Internet	$245.00
Telephone – Wireless	$250.00
Total Operating Expenses	**$521.75**
Net Profit	**-$521.75**
As a percentage of Total Income	0.00%

Cash Flow

Boxx Wave, LLC

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$26.75
Computer – Internet	-$245.00
Telephone – Wireless	-$250.00
Total Purchases	**-$521.75**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$521.75**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$1,000.00
Paid to Owner Investment / Drawings	-$1,263.49
Total Owners and Shareholders	**-$263.49**
Other	
Net Cash from Financing Activities	**-$263.49**

OVERVIEW

Starting Balance	
Cash on Hand	$0.00
Total Starting Balance	**$0.00** As of 2019-01-01
Gross Cash Inflow	$1,000.00
Gross Cash Outflow	$1,785.24
Net Cash Change	**-$785.24**
Ending Balance	
Cash on Hand	-$785.24
Total Ending Balance	**-$785.24** As of 2019-12-31

Balance Sheet

Boxx Wave, LLC

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Cash on Hand	-$785.24
Total Cash and Bank	**-$785.24**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**-$785.24**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	-$263.49
Retained Earnings	
Profit between Jan 1, 2019 and Dec 31, 2019	-$521.75
Total Retained Earnings	**-$521.75**

Equity

Total Equity	**-$785.24**